Cybin to Host Key Opinion Leader Webinar on June 9, 2022

- Featured speakers include Dr. John Krystal, Yale School of Medicine, and Dr. David Nutt, Imperial College London -
- Deep dive into the psychedelics landscape and overview of current and emerging psychedelic-based treatments -
TORONTO, CANADA – June 2, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to Therapeutics™,” today announced that it will host a virtual Key Opinion Leader webinar on Thursday June 9, 2022, from 11:00 a.m. ET to 12:00 p.m. ET. The webinar will feature two leading experts for a discussion on the psychedelics landscape and current and emerging psychedelic-based therapeutics, and will be moderated by Cybin’s Chief Executive Officer, Doug Drysdale.
To listen to the event, please click here to register and access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

Dr. John Krystal is the Robert L. McNeil, Jr., Professor of Translational Research; Professor of Psychiatry, Neuroscience, and Psychology; Chair of the Department of Psychiatry at Yale University; and Chief of Psychiatry and Behavioral Health at Yale-New Haven Hospital. Dr. Krystal has published extensively on the neurobiology and treatment of schizophrenia, alcoholism, PTSD, and depression. Notably, his laboratory discovered the rapid antidepressant effects of ketamine in patients with depression. He is the Director of the NIAAA Center for the Translational Neuroscience of Alcoholism. Dr. Krystal is a member of the U.S. National Academy of Medicine and a Fellow of the American Association for the Advancement of Science. Currently, he is co-director of the Neuroscience Forum of the U.S. National Academies of Sciences, Engineering, and Medicine; and editor of Biological Psychiatry.
Dr. David Nutt, DM, FRCP, FRCPsych, FMedSci, DLaws, is Edmund J. Safra Professor of Neuropsychopharmacology, Head Centre for Psychedelic Research in the Division of Brain Sciences, Imperial College London. He spent two years as head of the research ward at NIAAA in the USA before setting up the Psychopharmacology unit at Bristol University in 1988, where he later became Professor of Psychopharmacology and Dean of Clinical Medicine before moving to Imperial in 2008. Dr. Nutt’s contributions to pharmacology include GABA and noradrenaline receptor function in anxiety disorders, serotonin function in depression, endorphin and dopamine function in addiction and the neuroscience and clinical utility of psychedelics. He has also led psychedelic neuroimaging studies and conducted influential research on psilocybin for treatment-resistant depression. He has over 500 original research papers, a similar number of reviews/book chapters, eight government reports, and 36 books.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the period ended December 31, 2021 and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the NEO Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com